Exhibit 99.1

JinkoSolar Announces Results of 2026 Annual General Meeting

SHANGRAO, China, Oct. 21, 2026 /PRNewswire/ -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), today announced that all shareholders resolutions proposed at the Company’s 2026 annual general meeting held today were duly passed.

Specifically, the Company’s shareholders passed the following ordinary resolutions approving:

1.	The re-election of Mr. Gang Chu as an independent director of the Company;

2.	The re-election of Mr. Steven Markscheid as an independent director of the Company;

3.	The ratification of the appointment of PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company for the fiscal year of 2026;

4.	The authorization of the directors of the Company to determine the remuneration of the auditors of the Company; and

5.	The authorization of each of the directors of the Company to take any and all action that might be necessary to effect the foregoing resolutions 1 to 4 and resolutions 6 to 7 set out below as such director, in his or her absolute discretion, thinks fit.

The Company's shareholders also passed the following special resolutions approving:

6.	The change of the English name of the Company from “JinkoSolar Holding Co., Ltd.” to “Jinko Holdings Limited”; and

7.	The adoption of “晶科控股有限公司” as the dual foreign name of the Company.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is a holding company combining clean energy industrial operations and strategic investment in emerging technologies. Its industrial foundation is a controlling interest in Jinko Solar Co., Ltd. (SSE: 688223), a global leader in clean energy technology. The Company makes disciplined strategic investments in renewable energy, advanced materials, artificial intelligence, commercial space and other frontier technologies, drawing on its industrial experience and its ability to identify emerging technologies and bring them to commercial scale.

Through Jinko Solar Co., Ltd., the Company distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, Netherlands, Poland, Austria, Switzerland, Greece and other countries and regions.

JinkoSolar has over 10 production facilities globally, over 20 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, and other countries, and a global sales network with sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India, as of June 30, 2026.

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5180-8777 ext.7806

Email: ir@jinkosolar.com

Mr. Christian Arnell

Christensen

Tel: +852 2117 0861

Email: christian.arnell@christensencomms.com

In the U.S.:

Email: jinko@christensencomms.com